Invitae Corporation

1400 16th Street

San Francisco, California 94103

August 23, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention:	John Reynolds
Michael Killoy

RE:	Invitae Corporation

Registration Statement on Form S-3

File No. 333-220054

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Invitae Corporation (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated to 4:00 p.m., Eastern Time, on Monday, August 28, 2017, or as soon thereafter as may be practicable.

Very truly yours,

Invitae Corporation

By:	/s/ Shelly D. Guyer
Shelly D. Guyer Chief Financial Officer